Exhibit 99.3
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Acquires Stake in Ichthys LNG Project in Australia,
Cementing Its Partnership with INPEX
Paris, August 31, 2006 — Total announces the signature of an agreement with Japanese energy company INPEX to acquire a 24% interest in Block WA 285-P, located in approximately 250 meters of water offshore northwestern Australia. The proposed transaction is subject to the approval of the Australian authorities in the near future.
INPEX currently owns a 100% interest in Block WA 285-P, which contains the Ichthys gas field, discovered in 2000. Six appreciation wells drilled between 2000 and 2004 confirmed the find’s rich gas and condensate potential.
The Ichthys development plan consists of an integrated field/liquefaction facility scheduled to come on stream early in the next decade. The plant is envisaged to be built on an island in the Kimberley region, less than 200 kilometers from the field. INPEX recently filed documents with Australian federal and state governments to obtain environmental approval for the project, with a capacity envisaged above 6 million metric tons of LNG a year associated with 100,000 barrels per day of condensates and LPG, and which could be increased depending on confirmation of additional reserves and market demand.
Since the beginning of 2005, Total has acquired stakes in eight different offshore exploration blocks in Australia’s North West Shelf. This latest transaction will considerably strengthen Total’s presence in this area’s gas industry.
The partnership between INPEX and Total dates back to 1970, when they began developing the Mahakam block in Indonesia, which supplies over 70% of the feed gas for the Bontang plant, one of the world’s largest LNG facilities.
The latest venture with INPEX will support Total’s expansion and diversification in LNG beyond 2010 by creating another major growth center in Asia.
A global LNG operator with equity sales amounting to 7.7 million metric tons in 2005, Total plans to grow LNG production by an average 12% a year to 2010. Since early 2005, Total has also signed agreements to develop or participate in three other major, long-term LNG projects: Yemen LNG, Qatargas 2 and, most recently, Brass LNG in Nigeria.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com